Exhibit 99.2

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Endeavour Energy UK Limited

We have audited the accompanying consolidated balance sheets of Endeavour Energy UK Limited and subsidiary (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endeavour Energy UK Limited and subsidiary at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As more fully described in Note 1, the Company is a wholly owned subsidiary of Endeavour International Corporation. Endeavour International Corporation and certain of its subsidiaries filed for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code on October 10, 2014.  This condition raises substantial doubt about Endeavour International Corporation and subsidiaries’ ability to continue as a going concern.  Because of the aforementioned conditions relating to Endeavour International Corporation and the uncertainties related to its emergence from bankruptcy, Endeavour International Corporation’s actions could have a substantial effect on the Company’s assets; therefore, there is also substantial doubt about whether the Company will continue as a going concern.  The 2014 financial statements of the Company do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young, LLP

Houston, Texas

March 31, 2015

Endeavour Energy UK Limited

Consolidated Balance Sheets

(Amounts in thousands)

	December 31,
	2014	2013
Assets
Current Assets:
Cash and cash equivalents	$49,727	$32,274
Restricted cash	—	128
Accounts receivable	33,080	63,211
Current receivables due from affiliates	200,225	95,877
Prepaid expenses and other current assets	30,860	58,724
Total Current Assets	313,892	250,214

Property and Equipment, Net (None and $295,083 not subject
to amortization at 2014 and 2013, respectively)	433,980	984,838
Goodwill	—	259,238
Restricted Cash, Long-Term Portion	100,241	—
Other Assets	62	3,173
Total Assets	$848,175	$1,497,463

See accompanying notes to consolidated financial statements.

Endeavour Energy UK Limited

Consolidated Balance Sheets

(Amounts in thousands)

	December 31,
	2014	2013
Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$25,299	$36,819
Current payables due to affiliates	130,244	80,317
Deferred revenue	14,157	20,965
Asset retirement obligation, current portion	40,505	48,795
Monetary production payment, current portion	—	74,167
Accrued expenses and other	8,898	7,943
Total Current Liabilities	219,103	269,006
Long-Term Debt	—	115,163
Long-Term Liabilities due to Affiliates	940,000	500,000
Deferred Taxes	56,670	146,214
Monetary Production Payment, Long-Term Portion	—	92,500
Asset Retirement Obligation, Long-Term Portion	65,638	121,087
Other Liabilities	2	435
Total Liabilities	1,281,413	1,244,405
Commitments and Contingencies

Stockholders’ Equity (Deficit):
Common stock; shares issued and outstanding – 1,400 and 1,400
at December 31, 2014 and 2013, respectively	—	—
Additional paid-in capital	342,847	342,847
Accumulated deficit	(776,084)	(89,789)
Total Stockholders’ Equity (Deficit)	(433,238)	253,058
Total Liabilities and Stockholders’ Equity	$848,175	$1,497,463

See accompanying notes to consolidated financial statements.

Endeavour Energy UK Limited

Consolidated Statements of Operations

(Amounts in thousands)

	Year Ended December 31,
	2014	2013	2012
Revenues	$309,303	$329,296	$207,181

Cost of Operations:
Operating expenses	82,504	98,045	51,568
Depreciation, depletion and amortization	173,221	138,799	57,961
Impairment of oil and gas properties	405,159	—	—
Goodwill impairment loss	259,238	—	—
Insurance proceeds	(10,786)	—	—
General and administrative	14,219	8,749	8,479
Total Expenses	923,555	245,593	118,008
Income (Loss) From Operations	(614,252)	83,703	89,173

Other Income (Expense):
Derivatives:
Realized losses	(175)	—	—
Unrealized losses	(7)	—	(3,524)
Interest expense	(96,367)	(78,382)	(60,735)
Loss on early extinguishment of debt	(25,801)	—	(21,661)
Letter of credit fees	(8,492)	(33,425)	(21,903)
Other income (expense)	4,089	(7,169)	(4,309)
Total Other Expense	(126,753)	(118,976)	(112,132)

Loss Before Income Taxes	(741,005)	(35,273)	(22,959)

Petroleum Revenue Tax ("PRT") Expense	4,900	6,689	16,973
Corporate Tax Expense (Benefit)	(59,610)	(277)	4,226
Income Tax Expense (Benefit)	(54,710)	6,412	21,199

Net Loss	$(686,295)	$(41,685)	$(44,158)

See accompanying notes to consolidated financial statements.

Endeavour Energy UK Limited

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year Ended December 31,
	2014	2013	2012
Cash Flows from Operating Activities:
Net loss	$(686,295)	$(41,685)	$(44,158)
Adjustments to reconcile net loss to net
cash provided by operating activities:
Depreciation, depletion and amortization	173,221	138,799	57,961
Impairment of oil and gas properties	405,159	—	—
Goodwill impairment loss	259,238	—	—
Deferred tax benefit	(63,755)	(14,255)	(10,597)
Unrealized losses on derivatives	7	—	3,524
Amortization of loan costs and discount	11,314	13,892	6,745
Non-cash interest expense	1,569	12,958	1,823
Loss on early extinguishment of debt	17,455	—	21,661
Other	(9,062)	3,343	14,910
Changes in operating assets and liabilities:
Increase in receivables	(74,218)	(19,855)	(25,813)
Decrease (increase) in other current assets	(12,633)	16,476	8,631
Increase (decrease) in liabilities	9,202	(25,410)	(21,754)
Net Cash Provided by Operating Activities	31,202	84,263	12,933

Cash Flows From Investing Activities:
Capital expenditures	(75,542)	(211,881)	(207,131)
Acquisitions, net of cash acquired	—	(2,852)	(236,482)
Proceeds from sales, net of cash	—	62	1,407
Proceeds from insurance settlement	15,120	—	—
Increase in restricted cash	(100,113)	—	(128)
Net Cash Used in Investing Activities	(160,535)	(214,671)	(442,334)

Cash Flows From Financing Activities:
Repayments of borrowings	(115,163)	—	(124,658)
Borrowings from affiliates	431,200	—	500,000
Proceeds from issuance of monetary production payments	—	175,000	—
Repayments of monetary production payments	(166,667)	(8,333)	—
Financing costs paid	(2,584)	(35,296)	(10,413)
Other financing	-	—	(7,248)
Net Cash Provided by Financing Activities	146,786	131,371	357,681

Net Increase (Decrease) in Cash and Cash Equivalents	17,453	963	(71,720)
Cash and Cash Equivalents, Beginning of Period	32,274	31,311	103,031

Cash and Cash Equivalents, End of Period	$49,727	$32,274	$31,311

See accompanying notes to consolidated financial statements.

Endeavour Energy UK Limited

Consolidated Statement of Stockholders’ Equity

(Amounts in thousands)

		Additional		Total
	Common	Paid-In	Retained	Stockholders'
	Stock	Capital	Deficit	Equity (Deficit)
Balance January 1, 2012	$—	$342,846	$(3,946)	$338,900
Net Loss	—	—	(44,158)	(44,158)
Balance December 31, 2012	$—	$342,846	$(48,104)	$294,742

Net Loss	—	1	(41,685)	(41,684)
Balance December 31, 2013	$—	$342,847	$(89,789)	$253,058

Net Loss	—	—	(686,295)	(686,296)
Balance December 31, 2014	$—	$342,847	$(776,084)	$(433,238)

See accompanying notes to consolidated financial statements.

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Note 1 – General

Description of Business

Endeavour Energy UK Limited is an independent oil and gas company engaged in the exploration, development, production and acquisition of energy reserves in the U.K.  As used in these Notes to Consolidated Financial Statements, the terms “EEUK”, “we”, “us”, “our” and similar terms refer to Endeavour Energy UK Limited and, unless the context indicates otherwise, its consolidated subsidiary.  EEUK was incorporated in England and Wales and is a wholly-owned subsidiary of Endeavour International Corporation (“EIC”).

EIC Bankruptcy Cases

On September 2, 2014, EIC announced that it had decided not to pay approximately $33.5 million in interest due on September 2, 2014 on its 12% First Priority Notes due March 2018, 12% Second Priority Notes due June 2018 and 6.5% Convertible Senior Notes due November 2017 (collectively, the “Notes”).  It engaged in discussions with representatives of certain holders of its various classes of indebtedness regarding the potential terms under which the Notes could be restructured in order to deleverage its balance sheet.

On October 10, 2014 (the “Petition Date”), EIC and certain of its wholly owned subsidiaries (collectively, the “Debtors”) filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”).  The Chapter 11 cases are being jointly administered by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) as Case No. 14-12308 (the “Bankruptcy Cases”).  EIC’s wholly owned subsidiaries included in the Bankruptcy Cases are:

•	Endeavour Operating Corporation (“EOC”);
•	Endeavour Colorado Corporation;
•	Endeavour Energy New Ventures Inc.;
•	END Management Company; and
•	Endeavour Energy Luxembourg S.à.r.l.

None of EIC’s subsidiaries incorporated in the U.K., including EEUK, has filed under Chapter 11.

On October 10, 2014, EIC announced that it reached agreements with holders of more than two-thirds of its First Priority Notes, Second Priority Notes, 7.5% Convertible Bonds, 6.5% Convertible Senior Notes and 5.5% Convertible Senior Notes (collectively, “Consenting Debt Holders”), in the form of a consensual Restructuring Support Agreement (“RSA”) that, if implemented as proposed, would significantly reduce EIC’s outstanding debt.  The RSA contemplated that the recapitalization of the Debtors would occur pursuant to a pre-arranged plan

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

of reorganization.  On the Petition Date, the Debtors filed voluntary petitions under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court.

On November 17, 2014, the Debtors filed with the Bankruptcy Court a plan of reorganization (the “RSA Plan”) and related disclosure statement (the “Disclosure Statement”) to implement the terms of the RSA.  The RSA Plan, if implemented as proposed, would significantly reduce the Debtors’ outstanding debt and recapitalize the Debtors.

The RSA Plan provides that EIC’s existing debt and accrued interest will be reduced by approximately $568 million, including the cancellation of all of EIC’s First Priority Notes, Second Priority Notes, 7.5% Convertible Bonds, 5.5% Convertible Senior Notes and 6.5% Convertible Senior Notes.  As consideration for such cancellation, the reorganized parent company would issue:

•	$262.5 million of new notes to the holders of its First Priority Notes;
•	an aggregate of approximately $237.5 million of new convertible preferred shares to holders of its First Priority Notes and Second Priority Notes; and
•	new common shares to holders of its Second Priority Notes, 6.5% Convertible Senior Notes, 7.5% Convertible Bonds and 5.5% Convertible Senior Notes.

All of EIC’s existing equity securities, including its shares of common stock would be cancelled without receiving any distribution.

Notice of Adjournment

As a result of the recent decline in oil and gas prices and the implications on our liquidity and results of operations, EIC has had discussions with certain of its creditors and/or their advisors.  Following these discussions, on February 3, 2015, EIC filed a Notice of Adjournment of Confirmation Hearing with the Bankruptcy Court.  That notice discloses the delay of the Bankruptcy Court’s review and confirmation hearing regarding the RSA Plan.  A new date for the confirmation hearing has not yet been determined.  Subsequent to filing the notice, EIC continued to have discussions with certain of its creditors and their advisors and the advisors to the Official Committee of Unsecured Creditors appointed by the Bankruptcy Court concerning the impact of such price declines on the RSA Plan and potential amendments thereto and to the RSA.

EIC has determined that as a result of this decline in commodity prices, the RSA Plan is not feasible and, accordingly, EIC will not continue to seek its confirmation.  If oil and gas prices remain at their depressed levels, our affiliate, Endeavour International Holding B.V. (“EIHBV”) currently anticipates a breach of its leverage covenant under its Amended Term Loan Facility in or about the third quarter of 2015, which will result in a default under the terms of the Amended Term Loan Facility and a liquidity shortfall at the end of the fourth quarter of 2015.

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

EIC has and continues to engage in discussions with certain of its U.S. and U.K. creditors regarding the possibility of raising new capital to reduce the principal amount of outstanding indebtedness under the Amended Term Loan Facility in an amount adequate to avoid a potential default of the leverage covenant, refinancing all or a portion of the Amended Term Loan Facility, or obtaining a waiver or amendment from the lenders under the Amended Term Loan Facility prior to any default thereunder, or other agreed terms to sustain a restructuring and avoid default.

There can be no assurance that a reduction, refinancing, waiver or amendment of the Amended Term Loan Facility could be accomplished.  If EIC is not able to reach a satisfactory agreement with certain of its U.S. and U.K. creditors and is unable to refinance the Amended Term Loan Facility, which is not possible without financial support from certain of its U.S. or U.K. creditors, EIC may be compelled, either voluntarily or involuntarily, into liquidation of its U.K. operations, including EEUK, through a proceeding in the U.K., in addition to any Chapter 11 or Chapter 7 liquidation proceeding in the U.S.

Going Concern

Our accompanying consolidated financial statements were prepared assuming that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for the twelve month period following the date of these consolidated financial statements.  However, as a result of the Bankruptcy Cases and other matters described herein, including the uncertainties related to confirmation of the RSA Plan and the anticipated breach of the leverage covenant under the Amended Term Loan Facility in or about the third quarter of 2015, there is substantial doubt about our ability to continue as a going concern.

EIC continues to have discussions with certain of its creditors and their advisors and the advisors to the Official Committee of Unsecured Creditors appointed by the Bankruptcy Court concerning the impact of such price declines on the RSA Plan and potential amendments thereto and to the RSA.  Additionally, EIC has and continues to engage in discussions with certain of its U.S. and U.K. creditors regarding the possibility of raising new capital to reduce the principal amount of outstanding indebtedness under the Amended Term Loan Facility in an amount adequate to avoid a potential default of the leverage covenant, refinancing all or a portion of the Amended Term Loan Facility, or obtaining a waiver or amendment from the lenders under the Amended Term Loan Facility prior to any default thereunder.

Our ability to continue as a going concern is dependent on many factors, including, among other things, EIC’s ability to maintain compliance with debt covenant requirements of the Amended Term Loan Facility.  The accompanying consolidated financial statements do not include any adjustments that might be necessary if EIC’s actions to address these factors are not successful.

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and have been presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  In the opinion of management, all normal recurring adjustments considered necessary for a fair presentation have been included in these financial statements.  Certain amounts for prior periods have been reclassified to conform to the current presentation.

These accounting principles require management to use estimates, judgments and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported herein.  While management regularly reviews its estimates, actual results could differ from those estimates.

Management believes it is reasonably possible that the following material estimates affecting the financial statements could change in the coming year:

•	estimates of proved oil and gas reserves;
•	estimates as to the expected future cash flow from proved oil and gas properties;
•	estimates of future dismantlement and restoration costs;
•	estimates of fair values used in purchase accounting; and
•	estimates of the fair value of derivative instruments.

Our financial statements include allocations of general, administrative costs of EIC that are attributable to our operations and use of centralized general and administrative services.  Management believes the assumptions and allocations underlying the combined financial statements are reasonable.  However, these combined financial statements do not include all of the actual expenses that would have been incurred had we been a stand-alone entity during the periods presented and do not reflect our results of operations, financial position and cash flows had we been a stand-alone company during the periods presented.

Principles of Consolidation

The accompanying consolidated financial statements include all of the accounts of EEUK and its consolidated subsidiary.  All significant intercompany accounts and transactions have been eliminated.

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Cash and Cash Equivalents

We consider all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

Restricted Cash

Restricted cash includes amounts held as collateral for lines of credit.

Inventories

Materials and supplies and oil inventories are valued at the lower of cost or market value (net realizable value). Our inventories are stated on an average cost basis.

Full Cost Accounting for Oil and Gas Operations

Under the full cost method of accounting for oil and gas activities, all acquisition, exploration and development costs incurred for the purpose of finding oil and gas, are capitalized and accumulated in pools on a country-by-country basis.  Capitalized costs include the cost of drilling and equipping productive wells, such as the estimated costs of dismantling and abandoning these assets, dry hole costs, lease acquisition costs, seismic and other geological and geophysical costs, delay rentals, costs related to such activities, certain directly-related employee costs and a portion of interest expense.   Employee costs associated with production and other operating activities and general corporate activities are expensed in the period incurred.

Capitalized costs are limited on a country-by-country basis (the ceiling test).  Under the ceiling test, if the capitalized cost of the full cost pool, net of deferred taxes, exceeds the ceiling limitation, the excess is charged as an impairment expense.  The ceiling test limitation is calculated as the present value, discounted at 10%, of:

•	the future net cash flows related to estimated production of proved reserves, utilizing the average, first-day-of-the-month price for commodities;
•	the effect of derivative instruments that qualify as cash flow hedges;
•	the lower of cost or estimated fair value of unproved properties; and
•	the expected income tax effects of the above items.

We utilize a single cost center for each country where we have operations for amortization purposes.  Any sales or other conveyances of properties are treated as adjustments to the cost of oil and gas properties with no gain or loss recognized unless the operations are suspended in the entire cost center or the conveyance is significant in nature. Proved properties are amortized on a country-by-country basis using the units of production method (“UOP”).  The amortization base in the UOP calculation includes the sum of proved property, net of accumulated DD&A,

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

estimated future development costs (future costs to access and develop proved reserves), and asset retirement costs, less related salvage value.

Unproved property costs include the costs associated with unevaluated properties and properties under development and are not initially included in the full cost amortization base (where proved reserves exist) until the project is evaluated.  These costs include unproved leasehold acreage, seismic data, wells and production facilities in progress and wells pending determination, together with interest costs capitalized for these projects. Seismic data costs are associated with specific unevaluated properties where the seismic data is acquired for the purpose of evaluating acreage or trends covered by a leasehold interest owned by us.

Significant unproved properties are assessed periodically for possible impairment or reduction in value.  If a reduction in value has occurred, these property costs are considered impaired and are transferred to the related full cost pool.  Geological and geophysical costs included in unproved properties are transferred to the full cost amortization base along with the associated leasehold costs on a specific project basis. Costs associated with wells in progress and wells pending determination are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property.  Costs of dry holes are transferred to the amortization base immediately upon determination that the well is unsuccessful.  Unproved properties whose acquisition costs are not individually significant are aggregated and the portion of such costs estimated to be ultimately nonproductive, based on experience, are amortized to the full cost pool over an average holding period.

In countries where the existence of proved reserves has not yet been determined, unevaluated property costs remain capitalized in unproved property cost centers until proved reserves have been established, exploration activities cease or impairment and reduction in value occurs.  If exploration activities result in the establishment of a proved reserve base, amounts in the unproved property cost center are reclassified as proved properties and become subject to amortization and the application of the ceiling test.  When it is determined that the value of unproved property costs have been permanently diminished (in part or in whole) based on the impairment evaluation and future exploration plans, the unproved property cost centers related to the area of interest are impaired, and accumulated costs charged against earnings.

Other Property and Equipment

Other oil and gas assets, computer equipment and furniture and fixtures are recorded at cost, less accumulated depreciation.  The assets are depreciated using the straight-line method over their estimated useful lives of two to five years.

Capitalized Interest

We capitalize interest on expenditures for significant exploration and development projects while activities are in progress to bring the assets to their intended use.  Capitalized interest is

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

calculated by multiplying our weighted-average interest rate on debt by the amount of qualifying costs and is limited to gross interest expense.

Business Combinations

Assets and liabilities acquired through a business combination are recorded at estimated fair value.  We use all available information to make these fair value determinations, including information commonly considered by our engineers in valuing individual oil and gas properties and sales prices for similar assets.  Estimated deferred taxes are based on available information concerning the tax basis of the acquired company’s assets and liabilities and carryforwards at the merger date.

Any excess of the acquisition cost of the acquired business over the fair value amounts assigned to assets and liabilities is recorded as goodwill.  The amount of goodwill recorded in any particular business combination can vary significantly depending upon the fair values attributed to assets acquired and liabilities assumed relative to the total acquisition cost.

Goodwill and Intangible Assets

We assess the carrying amount of goodwill and other indefinite-lived intangible assets by testing the asset for impairment annually at year-end, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test requires allocating goodwill and all other assets and liabilities to reporting units.  The fair value of each reporting unit is determined and compared to the book value of the reporting unit.  An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

Dismantlement, Restoration and Environmental Costs

We recognize liabilities for asset retirement obligations associated with tangible long-lived assets, such as producing well sites, offshore production platforms, and natural gas processing plants, with a corresponding increase in the related long-lived asset.  The asset retirement cost is depreciated along with the property and equipment in the full cost pool.  The asset retirement obligation is recorded at fair value and accretion expense, recognized over the life of the property, increases the liability to its expected settlement value.  If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded for both the asset retirement obligation and the asset retirement cost.

We utilize EIC’s credit adjustment to the risk-free interest rate in determining the fair value of our estimated asset retirement obligation as EIC could also be held responsible for satisfying the obligation.

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Revenue Recognition

We use the entitlements method to account for sales of gas production.  We may receive more or less than our entitled share of production.  Under the entitlements method, if we receive more than our entitled share of production, the imbalance is treated as a liability at the market price at the time the imbalance occurred.  If we receive less than our entitled share, the imbalance is recorded as an asset at the lower of the current market price or the market price at the time the imbalance occurred.  Oil revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred, title has transferred and collectability of the revenue is probable.

Significant Customers

Our sales in the U.K. are to a limited number of customers.  For the year ended December 31, 2014, our sales to Shell U.K. Limited accounted for more than 10% of revenue.

Derivative Instruments and Hedging Activities

From time to time, we may utilize derivative financial instruments to hedge cash flows from operations or to hedge the fair value of financial instruments.

We may use derivative financial instruments with respect to a portion of our oil and gas production or a portion of our variable rate debt to achieve a more predictable cash flow by reducing our exposure to price fluctuations.  These transactions are likely to be swaps, collars or options and to be entered into with major financial institutions or commodities trading institutions.  Derivative financial instruments are intended to:

•	reduce our exposure to declines in the market prices of crude oil and natural gas that we produce and sell,
•	reduce our exposure to increases in interest rates, and
•	manage cash flows in support of our annual capital expenditure budget.

We record all derivatives at fair market value in our Consolidated Balance Sheets at the end of each period.  The accounting for the fair market value, and the changes from period to period, depends on the intended use of the derivative and the resulting designation.  This evaluation is determined at each derivative’s inception and begins with the decision to account for the derivative as a hedge, if applicable.  The accounting for changes in the fair value of a derivative instrument that is not accounted for as a hedge is included in other (income) expense as an unrealized gain or loss.  At December 31, 2014 and 2013, we had  no outstanding derivatives that were accounted for as a hedge.

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Concentrations of Credit and Market Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash deposits at financial institutions.  At various times during the year, we may exceed the federally insured limits.  To mitigate this risk, we place our cash deposits only with high credit quality institutions.  Management believes the risk of loss is minimal.

As an independent oil and gas producer, our revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for oil and gas, which are dependent upon numerous factors beyond our control, such as economic, political and regulatory developments and competition from other sources of energy.  The energy markets have historically been very volatile, and there can be no assurance that oil and gas prices will not be subject to wide fluctuations in the future.  A substantial or extended decline in oil and gas prices could have a material adverse effect on our financial position, results of operations, cash flows and our access to capital and on the quantities of oil and gas reserves that may be economically produced.

Foreign Currency Translation

The U.S. dollar is the functional currency for all of our existing operations, as a majority of all revenue and financing transactions in these operations are denominated in U.S. dollars.  For operations with the U.S. dollar as the functional currency, monetary assets and liabilities are remeasured into U.S. dollars at the exchange rate on the balance sheet date.  Nonmonetary assets and liabilities are translated into U.S. dollars at historical exchange rates.  Income and expense items are translated at exchange rates prevailing during each period.  Adjustments are recognized currently as a component of foreign currency gain or loss and deferred income taxes.  To the extent that business transactions are not denominated in U.S. dollars, we are exposed to foreign currency exchange rate risk.

Income Taxes

We use the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Share-Based Payments

EIC grants restricted stock and stock options of its stock to our employees and directors as incentive compensation.  We recognize all share-based payments to employees, including grants of employee stock options, based on their fair values.  The share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as general and administrative expense over the employee’s requisite service period (generally the vesting period of the equity award).

Recent Accounting Pronouncements

In May 2014, the FASB issued a new standard on revenue recognition.  The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized.  The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  The new standard is effective for annual periods beginning after December 31, 2016 and can be adopted either retrospectively to each reporting period or retrospectively with a cumulative-effect adjustment as of the date of adoption.  We are currently evaluating the effect that adopting this guidance will have on our financial position, results of operations or cash flows.

In August 2014, the FASB also issued a new going concern standard which codifies management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures.  The new standard is effective for interim and annual periods beginning on or after December 15, 2016 and early adoption is permitted.  We do not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Note 3 – Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2014	2013
Prepaid well and drilling costs	$4,028	$—
Prepaid insurance	3,631	3,656
Inventory	9,927	5,117
Deferred tax asset	10,702	26,583
Deferred financing costs - current portion	—	22,642
Other	2,572	726
	$30,860	$58,724

Note 4 – Property and Equipment

Property and equipment included the following:

	December 31,
	2014	2013
Oil and gas properties under the full cost method:
Subject to amortization	$935,557	$1,043,927
Not subject to amortization:
Incurred in 2014	—	45,461
Incurred in 2013	—	112,251
Incurred in 2012	—	87,918
Incurred prior to 2012	—	49,453
	935,557	1,339,010
Computers, furniture and fixtures	5,506	5,506
Total property and equipment	941,063	1,344,516
Accumulated depreciation, depletion and amortization	(507,083)	(359,678)
Net property and equipment	$433,980	$984,838

As of December 31, 2014 and 2013,  our properties not subject to amortization were none and $295.1 million, respectively.  During the fourth quarter of 2014, we transferred approximately $315.7 million in oil and gas properties from properties not subject to amortization to properties subject to amortization which reflects the uncertainty that the Bankruptcy Cases have on our ability to develop unproved properties.

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

In 2014 we recorded $405.2 million in impairment of oil and gas properties, pre-tax, through the application of the full cost ceiling test.  The primary reasons for the 2014 impairment were:

•

the transfer of $315.7 million in oil and gas properties from properties not subject to amortization to properties subject to amortization during the fourth quarter of 2014 which reflects the uncertainty that the Bankruptcy Cases have on our ability to develop unproved properties;

•

a decrease in our proved reserves from 21.6 mmboe at December 31, 2013 to 10.0 mmboe at December 31, 2014 which is primarily attributable to our reclassification of all proved undeveloped (“PUD”) oil and gas reserves to probable oil and gas reserves.

The decision to transfer these PUD reserves was based on uncertainties that exist around the financing required to fund our participation in the development of these PUD reserves within five years of initial booking due to our filing of Chapter 11 under the Bankruptcy Code and the potential consequences resulting from the anticipated breach of the leverage covenant under the Amended Term Loan Facility.

We recorded no impairments of oil and gas properties in 2013 or 2012.

During  2014,  2013 and 2012, we capitalized $6.1 million, $6.8 million and $11.7 million, respectively, in certain directly related employee costs.  During 2014,  2013 and 2012, we capitalized $7.5 million, $21 million and $24.2 million, respectively, in interest.  All of these costs have been transferred to the amortization base as of December 31, 2014.

Insurance Settlements

During 2014, we received $13 million in interim insurance proceeds related to our insurance claim for the loss of production income and property damage resulting from the rupture of the Alba water injection pipeline.  The portion of the proceeds attributable to loss of production income was $10.8 million and the portion attributable to property damage was $2.2 million.  In addition, we received a $12.6 million insurance settlement regarding the loss, plug and abandonment and replacement of the E1Y well for Rochelle.

Note 5 –  Goodwill

In connection with several business acquisitions, we recorded goodwill for the excess of the purchase price over the value assigned to individual assets acquired and liabilities assumed.  All of our goodwill is attributable to a single reporting unit.

The carrying amount of goodwill is tested annually for impairment.  As a result of a number of factors which occurred during and subsequent to the third quarter of 2014, including EIC’s filing under Chapter 11 of the Bankruptcy Code, the entire amount of our goodwill, or $259.2 million,

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

was charged to Goodwill impairment loss within cost of operations on our Consolidated Statements of Operations for the year ended December 31, 2014.

Changes to goodwill for the year ended December 31, 2014 and 2013 were as follows:

	December 31,
	2014	2013
Balance at beginning of year	$259,238	$262,764
Purchase price adjustment	—	(3,526)
Goodwill impairment	(259,238)	—
Balance at end of year	$—	$259,238

Fair value of the reporting unit was determined based on a combination of gross asset value, present value of future cash flows and comparison with comparable trading companies.

Note 6 – Other Assets

Other long-term assets consisted of the following at December 31:

	2014	2013
Deferred financing costs	$—	$3,110
Other	62	63
	$62	$3,173

Deferred financing costs related to our reimbursement agreements were amortized over the life of the related obligation.  See Note 20 – Commitments and Contingencies for additional discussion.

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Note 7 – Accrued Expenses and Other Current Liabilities

We had the following accrued expenses and other current liabilities outstanding:

	December 31,
	2014	2013
Foreign taxes payable	$8,551	$2,812
Accrued interest	—	3,949
Accrued compensation	290	422
Other	57	760
	$8,898	$7,943

Note 8 – Deferred Revenue

For certain of our U.K. fields, we sell production on a monthly basis; however, the production remains in the field’s storage tanks.  The inventory associated with these sales remains on our balance sheet and the revenue is deferred until the production is shipped out of our storage tanks.

In 2013 and 2014, we entered into three separate forward sale agreements with one of our established purchasers for payments of approximately $22.5 million each.  This effectively hedged a portion of production from our U.K. North Sea assets by locking in pricing for in excess of 200,000 barrels of oil, over a six month delivery period for each forward sale transaction.  Payment for two of these agreements was received in the first and third quarters of 2013.  Payment for the 2014 transaction was received in the second quarter of this year.

The 2013 forward sale commitments were fulfilled in June 2013 and March 2014.  The 2014 forward sale commitment was fulfilled during the fourth quarter of 2014, however the purchaser has not taken possession of the product as of December 31, 2014.  Payments received related to the forward sale commitments are included in deferred revenue until the purchaser takes possession of the product.

At December 31, 2014, our deferred revenue was attributable to our fields as follows:

	Amount	Delivery Date
Alba	$12,338	Estimated for 1st Quarter 2015
Rochelle	1,819	Estimated for 1st Quarter 2015
Total	$14,157

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Note 9 – Debt Obligations

Our debt consisted of the following at December 31:

	2014	2013
Revolving credit facility, 13% fixed rate, due 2014	$—	$115,163
	—	115,163
Less: current maturities	—	—
Long-term debt	$—	$115,163

Revolving Credit Facility

On April 12, 2012, we entered into a $100 million Revolving Credit Facility, with Cyan, as administrative agent, and borrowed $40 million, subsequently increased to $115 million.

On January 24, 2014, we repaid the balance outstanding under the Revolving Credit Facility with proceeds from an affiliate.  Following the repayment, the Revolving Credit Facility was terminated and all of the liens on the collateral securing our obligations were released.

Fair Value

The fair value of our outstanding debt obligations at December 31, 2013 was $115.2 million.  We had no outstanding debt obligations as of December 31, 2014.  The fair value of long-term debt was determined based upon discounted cash flows, which results in a Level 3 fair-value measurement.

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Note 10 – Income Taxes

The net loss before taxes and the components of the income tax expense (benefit) recognized on the Consolidated Statements of Operations are as follows:

	Year Ended December 31,
	2014	2013	2012
Net loss before taxes	$(741,005)	$(35,273)	$(22,959)

Current PRT tax expense	9,172	20,667	31,796
Deferred PRT tax benefit	(4,272)	(13,978)	(14,823)
Current tax benefit	(127)	—
Deferred tax benefit	(59,483)	(277)	(4,361)
Deferred tax expense related to U.K. tax rate change	—	—	8,587
Total tax expense (benefit)	(54,710)	6,412	21,199
Net loss after taxes	$(686,295)	$(41,685)	$(44,158)

Effective Tax Rate Reconciliation

The following table presents the principal reasons for the difference between our effective tax rates and the United Kingdom statutory income tax rate of 62% in 2014,  2013 and 2012:

	Year Ended December 31,
	2014	2013	2012
U.K. tax benefit at statutory rate	$(459,423)	$(21,869)	$(14,235)
PRT tax	2,014	3,395	6,399
Non-deductible interest expense	52,991	43,586	44,758
Change in valuation allowance	185,535	—	—
Ring fence expenditure supplement	—	(27,287)	(25,918)
U.K. Tax increase from tax law changes	—	—	7,791
ARO obligation - rate differential	2,011	3,230	796
Tax basis amortization	5,352	5,352	2,405
Small field allowance	(2,304)	(2,304)	(1,565)
Other / non-deductible costs	439	2,309	768
Goodwill impairment	160,728	—	—
Recognition of UTP	(2,053)	—	—

Total Income Tax Expense (Benefit)	$(54,710)	$6,412	$21,199
Effective Income Tax Rate	7%	-18%	-92%

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

During 2014, 2013 and 2012, we incurred taxes primarily related to our operations.  During 2014, we had a loss before taxes of $575.5 million that included significant oil and gas property impairments (see Note 4 – Property and Equipment).  As a result, we realized a net deferred tax asset at December 31, 2014.  We recorded a valuation allowance on the net deferred tax asset as there was no assurance that we could generate sufficient taxable earnings to fully utilize all of the net deferred tax assets.

Deferred Tax Assets and Liabilities

Deferred income taxes result from the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities reflected on the financial statements and the amounts recognized for income tax purposes.  The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows at December 31:

	2014	2013
Net deferred tax asset:
Deferred compensation	$367	$242
Asset retirement obligation	53,140	84,941
Net operating loss and capital loss carryforward	294,208	337,242
Inventory / other	800	2,185
Total deferred tax assets	348,515	424,610
Less valuation allowance	(185,535)	—
Total deferred tax assets after valuation allowance	162,980	424,610
Deferred tax liability:
Property, plant and equipment	(192,847)	(526,266)
Petroleum revenue tax, net of tax benefit	(16,100)	(17,967)
Total deferred tax liabilities	(208,947)	(544,233)
Net deferred tax liability	$(45,967)	$(119,623)
Non-ring fence losses (not recognized)	$38,295	$27,880

No deferred tax asset has been recognized for non-ring fence trading losses amounting to $38.3 million and $27.9 million for the years ended December 31, 2014 and 2013, respectively, as the future recovery of this deferred tax asset is not considered likely.

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Tax Attributes

At December 31, 2014, we had the following tax attributes available to reduce future income taxes:

		As of December 31,
		2014		2013
	Types of Tax Attributes	Years of Expiration	Carry-forward Amount	Years of Expiration	Carry-forward Amount
U.K.
Corporate tax	NOL	Indefinite	$610,743	Indefinite	$638,467
Supplemental Corporate tax	NOL	Indefinite	346,828	Indefinite	455,318

Valuation Allowances and Unrecognized Tax Benefits

Recognition of the benefits of the deferred tax assets requires that we generate future taxable income.  There can be no assurance that we will generate sufficient earnings to fully utilize the existing deferred tax assets.  Therefore, we established a valuation allowance for deferred tax assets of $185.5 million as of December 31, 2014.  No valuation allowance existed in prior years.

Uncertain Tax Positions

At December 31, 2013, we had an unrecognized tax benefit of $6.8 million relating to various U.K. tax matters.  That amount increased $0.7 million during the year.  However, the statute of limitations for assessing tax for this benefit expired at the end of 2014, thus allowing the full recognition of tax benefits.  The benefit was recorded as a reduction to tax expense.

For the years ended December 31, 2014, 2013 and 2012, no interest or penalty expense had been incurred.

The following represents a reconciliation of the change in our unrecognized tax benefits, for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013
Balance at the beginning of the year	$6,820	$6,820
Decrease in unrecognized tax benefits from lapse in statute of limitations	(6,820)	—
Balance at the end of the year	$-	$6,820

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

The following tax years remain subject to examination:

Tax Jurisdiction
U.K.	2013-2014

Note 11 –  Monetary Production Payment

Our monetary production payment liability, net of repayments, consisted of the following at December 31, 2014:

	Year Ended December 31,
	2014	2013
Monetary production payment	$—	$166,667
Less: current portion	—	74,167
Long-term monetary production payment	$—	$92,500

During 2013, we entered into various monetary production payment arrangements covering the proceeds of sale from a portion of entitlement to production from its interests in the certain fields located in the U.K. sector of the North Sea (collectively, the “Monetary Production Payment”).  Pursuant to the Monetary Production Payment, our obligations will cease upon the earlier of the repayment of amounts outstanding or production from the applicable licenses permanently ceasing.  We issued the Monetary Production Payment in the following manner:

•	In March through May 2013, a total of $125 million, with an implied cost of 10.0%, associated with production from our interests in the Alba and Bacchus fields.
•	In August 2013, $25 million, with an implied cost of 8.75%, associated with production from our interests in the Alba and Bacchus fields.
•	In December 2013, $25 million, with an implied cost of 9.75%, associated with production from our interests in the Rochelle field.

On September 30, 2014, we repaid the balance of the Monetary Production Payments outstanding with proceeds from the EIHBV Notes (see Note 15 – Amounts due to/from Affiliates).  Following the repayment, the Monetary Production Payments were terminated and all of the associated liens on the collateral securing our obligations were released.

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Note 12 – Asset Retirement Obligation and Other Long-Term Liabilities

Asset Retirement Obligation and Other liabilities included the following:

	December 31,
	2014	2013
Asset retirement obligations	$65,638	$121,087
Other	2	435
Total Other Liabilities	$65,640	$121,522

Other liabilities included our asset retirement obligations related to the plugging and abandonment of oil and gas properties.  The asset retirement obligation is recorded at fair value and accretion expense, recognized over the life of the property, increases the liability to its expected settlement value.  If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded for both the asset retirement obligation and the asset retirement cost.  The following table provides a rollforward of the asset retirement obligations for the year ended December 31, 2014 and 2013:

	Year Ended
	December 31,
	2014	2013
Carrying amount of asset retirement obligations, as of beginning of period	$169,882	$175,575
Decrease due to revised estimates	(31,091)	(10,308)
Accretion expense (included in DD&A expense)	25,816	23,711
Impact of foreign currency exchange rate changes	(9,057)	3,205
Payment of asset retirement obligations	(49,407)	(27,650)
Liabilities incurred and assumed	—	5,349
Carrying amount of asset retirement obligations, as of end of year	106,143	169,882
Less: current portion of asset retirement obligations	(40,505)	(48,795)
Long-term asset retirement obligations	$65,638	$121,087

Note 13 –  Equity

The Common Stock is £0.10 par value common stock and 10,000 shares are authorized.

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Note 14 – Stock-Based Compensation Arrangements

EIC grants restricted stock, stock options and performance-based share awards to our employees and directors as incentive compensation.  This stock-based compensation generally vests over three years and EIC bills us for its cost of the awards over the vesting schedule.  The vesting of these shares and options is dependent upon the continued service of the grantees with EIC.  Upon the occurrence of a change in control, each outstanding share of restricted stock and stock option will immediately vest.

Stock-based compensation is recorded in G&A expenses or capitalized G&A as follows:

	Year Ended
	December 31,
	2014	2013	2012
G&A expense	$113	$64	$229
Capitalized G&A	212	65	347
Total non-cash stock-based compensation	$325	$129	$576

Note 15 – Amounts due to/from Affiliates and Related Party Transactions

Our amounts due (to) from affiliates consisted of the following at December 31:

	2014	2013
Assets:
Current receivables due from affiliates	$200,225	$95,877
	200,225	95,877

Liabilities:
Current payables due to affiliates	130,244	80,317
Note payables due to affiliates	940,000	500,000
	$1,070,244	$580,317

Current Receivables (Payables) due from (to) Affiliates

We record current receivables from and payables to our affiliates in the ordinary course of business.  The amounts payable to and receivable from our affiliates do not bear interest and have no set maturity date.

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Notes Payable due to Affiliates

On September 30, 2014, we issued $440 million in floating rate notes to EIHBV (the “EIHBV Notes”) in conjunction with EIHBV and End Finco LLC’s closing of the Amended Term Loan Facility.  Borrowings under the Amended Term Loan Facility are guaranteed by EIHBV, certain of our current and future affiliates and us, subject to certain exceptions.  We used the proceeds from the EIHBV Notes were used to:

•	repay in full the Monetary Production Payments (see Note 11- Monetary Production Payment);
•	repay in full all reimbursement obligations outstanding with respect to the Combined Procurement Agreement (see Note 20 – Commitments and Contingencies);
•	provide cash collateral for the LC Issuance Agreement (see Note 20 – Commitments and Contingencies) and pay related expenses; and
•	provide additional liquidity to the Company.

The repayments of the Monetary Production Payments and Combined Procurement Agreement included prepayment fees of approximately $7.8 million and $2.4 million, respectively, and accrued interest of $3.7 million and $1.9 million, respectively.    Subsequent to their repayment, the Monetary Production Payments and Combined Procurement Agreement were terminated, and all of the associated liens on our collateral obligations were released.  As a result, we wrote off deferred financing costs of $6.7 million related to the Monetary Production Payments.  Additionally, we charged $1.9 million to loss on foreign currency exchange related to the Combined Procurement Agreement.  All charges related to prepayment fees and write off of deferred financing costs, debt discount and loss on foreign currency exchange are included in other income as “Loss on early extinguishment of financing agreements” in our Consolidated Statements of Operations.

At December 31, 2014, we had $440 million outstanding under the EIHBV Notes.  We may repay the EIHBV Notes, in whole or in part, at any time prior to its maturity, December 31, 2017.  Interest will be paid quarterly at a rate of the sum of:

•	LIBOR;
•	10.00% per year (with a LIBOR floor of 1% per year); and
•	0.1901%.

On May 31, 2012, we entered into a $550 million unsecured Revolving Intercompany Loan Agreement with an affiliate, EOC (“EOC Intercompany Loan”), in conjunction with the repayment of the Senior Term Loan and the closing of the Alba field portion of the COP Acquisition.  We may borrow up to the maximum principal amount of the facility, at the discretion of EOC.  At December 31, 2014 and 2013, we had $500 million outstanding under the facility.  We may drawdown one or more advances, subject to approval by EOC, and may repay any advance, in whole or in part, at any time prior to its maturity, December 31, 2017.  Interest is

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

paid semi-annually at a rate consistent with EIC’s weighted average cost of funds, as determined by EOC.  This rate is determined on each semi-annual interest payment date.  As of December 31, 2014, the interest rate was 12% per annum.

Related Party Transactions

On January 1, 2014 we have entered into intercompany services agreements with EIC and EOC for their provision of various services supporting our business activities.  For the year ended December 31, 2014, we incurred $6.9 million of expense relates to these intercompany services agreements, which is included within General and Administrative expenses in our Consolidated Statements of Operations.

Note 16 –  Supplemental Cash Flow Disclosures

Cash paid for interest and income taxes was as follows:

	Year Ended December 31,
	2014	2013	2012
Interest paid	$15,714	$29,805	$23,805

Income taxes paid (refunded), all related to PRT	$(21,519)	$426	$9,427

Note 17 – Financial Instruments

	December 31, 2014		December 31, 2013
	Fair Value	Carrying Value	Fair Value	Carrying Value
Liabilities:
Debt	$—	$—	$115,163	$115,163

The carrying amounts reflected in the Consolidated Balance Sheets for cash and equivalents, short-term receivables and short-term payables approximate their fair value due to the short maturity of the instruments.  The fair value of long-term debt was determined based upon discounted cash flows for our other debt.

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Note 18 – Fair Value Measurements

We measure the fair value of financial assets and liabilities on a recurring basis, defining fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value is based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations.  This includes not only the credit standing of counterparties involved and the impact of credit enhancements but also the impact of our own nonperformance risk on our liabilities.  Fair value measurements are classified and disclosed in one of the following categories:

Level  1:Fair value is based on actively-quoted market prices, if available.

Level  2:In the absence of actively-quoted market prices, we seek price information from external sources, including broker quotes and industry publications.  Substantially all of these inputs are observable in the marketplace during the entire term of the instrument, can be derived from observable data, or supported by observable levels at which transactions are executed in the marketplace.

Level  3:If valuations require inputs that are both significant to the fair value measurement and less observable from objective sources, we must estimate prices based on available historical and near-term future price information and certain statistical methods that reflect our market assumptions.

We apply fair value measurements to certain assets and liabilities including commodity derivative instruments.  We seek to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.  At  December 31, 2014 and 2013 we had no outstanding derivative instruments.

Our commodity derivative contracts were measured using models that consider various inputs including current market and contractual prices for the underlying instruments, quoted forward prices for natural gas and crude oil, volatility factors and interest rates, such as a LIBOR curve for a similar length of time as the derivative contract term.  The inputs for the fair value models for our oil puts were all observable market data and these instruments have been classified as Level 2.  Although we utilized the same option pricing models to assess the fair values of our gas puts, an active futures market does not exist for our U.K. gas derivatives.  We based the inputs to the option models for our U.K. gas derivatives on observable market data in other markets to verify the reasonableness of the counterparty quotes.  These U.K. gas derivatives are classified as Level 3.

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

The following is a reconciliation of changes in fair value of net derivative assets and liabilities classified as Level 3:

	Year Ended
	December 31,
	2014	2013
Balance at beginning of period	$—	$—
Total losses (realized/unrealized)
included in earnings	(182)	—
Balance at end of period	$(182)	$—

Changes in unrealized losses relating to derivative assets
and liabilities still held at the end of the period	$—	$—

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are reported at fair value on a nonrecurring basis in our consolidated balance sheets.  The following methods and assumptions were used to estimate the fair values:

Goodwill - Goodwill is tested annually at year end for impairment.  The first step of that process is to compare the fair value of the reporting unit to which goodwill has been assigned to the carrying amount of the associated net assets and goodwill.  Significant Level 3 inputs may be used in the determination of the fair value of the reporting unit, including present values of expected cash flows from operations.

When we are required to measure fair value, and there is not a market observable price for the asset or liability, or a market observable price for a similar asset or liability, we generally utilize an income valuation approach.  This approach utilizes management’s best assumptions regarding expectations of projected cash flows, and discounts the expected cash flows using a commensurate risk adjusted discount rate.  Such evaluations involve a significant amount of judgment since the results are based on expected future events or conditions, such as sales prices; estimates of future oil and gas production; development and operating costs and the timing thereof; economic and regulatory climates and other factors.  Our estimates of future net cash flows are inherently imprecise because they reflect management’s expectation of future conditions that are often outside of management’s control.  However, assumptions used reflect a market participant’s view of long-term prices, costs and other factors, and are consistent with assumptions used in our business plans and investment decisions.

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Note 19 – Derivative Instruments

We had no oil and gas commodity derivatives at December 31, 2014 and 2013.  During 2014, we entered into three-way costless collars, all of which expired as of December 31, 2014.  None of the derivatives were designated as hedges, and the effect of the derivatives on our results of operations was as follows:

	Year Ended December 31,
	2014	2013	2012
Derivatives not designated as hedges:
Oil and gas commodity derivatives:
Realized losses	$(175)	$—	$—
Unrealized losses	(7)	—	(3,524)

Note 20 – Commitments and Contingencies

General

The oil and gas industry is subject to regulation by federal, state and local authorities.  In particular, oil and gas production operations and economics are affected by environmental protection statutes, tax statutes and other laws and regulations relating to the petroleum industry.  We believe we are in compliance with all federal, state and local laws and regulations applicable to EEUK and its properties and operations, the violation of which would have a material adverse effect on us or our financial condition.

Commitments Related to Asset Retirement Obligations

We have entered into decommissioning security agreements related to abandonment liabilities for certain of our oil and gas properties.  Under these agreements, we are required to post security from time to time in the form of letters of credit, cash or other agreed-upon consideration.  Prior to entry into the LC Issuance Agreement on September 30, 2014 (see below), the commitments under these agreements were not recorded as liabilities, and fees and expenses related to these agreements were included in “Letter of credit fees” in other expenses on our Consolidated Statements of Operations.

Decommissioning Security Agreements

LC Issuance Agreement

On September 30, 2014, in conjunction with the EIHBV Notes, the Company entered into an LC Issuance Agreement (the “LC Issuance Agreement”), pursuant to which Credit Suisse agreed to issue letters of credit for our account in the amount of approximately $100.2 million as of

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

December 31, 2014.

The letters of credit secure decommissioning obligations in connection with certain of our U.K. Continental Shelf petroleum production.  The Company has collateralized its obligations under the LC Issuance Agreement and all letters of credit issued thereunder by posting cash collateral, which has been funded with the proceeds from the EIHBV Intercompany Loan.

The posted cash collateral balance of $100.2 million related to the LC Issuance Agreement as of December 31, 2014 is reflected as “Restricted cash, long-term portion” in our Consolidated Balance Sheets.  The liability related to the posted cash collateral is included as part of the $440 million EIHBV Notes.  The LC Issuance Agreement was entered into to replace the Combined Procurement Agreement.

As of December 31, 2014, we do not expect to begin decommissioning activities for the Alba field for many years.  The timing of decommissioning activities will be determined by the ultimate life of the reservoir, which is not expected to occur until 2029 or later.

Combined Procurement Agreement

On January 24, 2014, we entered into a letter of credit procurement agreement (the “Combined Procurement Agreement”) with an unaffiliated third party (“Payee”), where we agreed to reimburse the Payee for any expense incurred by it in connection with the posting of cash collateral to secure letters of credit issued for our account in the amount of approximately £78 million (approximately $130 million as of January 24, 2014, subsequently reduced as discussed below).  The letters of credit secured decommissioning obligations in connection with certain of our U.K. licenses.  The Combined Procurement Agreement was entered into to replace the LOC Procurement Agreement (see below) and a previous agreement related to the Alba field.

Due to a change in the U.K. tax treatment for decommissioning, we amended our Decommissioning Securities Agreement for the Alba field.  The new tax law, which allows companies to treat decommissioning on an after-tax basis (including PRT), enabled us to reduce our current letter of credit amount.  Prior to entry into the LC Issuance Agreement, we had approximately $90 million in outstanding letters of credit securing decommissioning obligations under the Combined Procurement Agreement.

Under the Combined Procurement Agreement, we paid a quarterly fee computed at a rate of LIBOR plus 7.00% per year (provided that LIBOR shall equal at least 1.25% per year) on the aggregate balance of posted cash collateral.

Concurrent with our entry into the LC Issuance Agreement on September 30, 2014, the Combined Procurement Agreement was terminated, and we paid all outstanding interest and fees of $1.9 million and $2.4 million, respectively.

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Procurement Agreement

On January 9, 2013, we entered into a LOC Procurement agreement (the “Procurement Agreement”) with an unaffiliated third party entity, which matures on July 9, 2014.  The Procurement Agreement was entered into in connection with the unaffiliated third party’s entry into a credit support arrangement with a providing bank.  Pursuant to this credit support arrangement, the third party pledged cash, contributed by one of our shareholders, to secure letters of credit in the amount of $33.0 million.  The letters of credit secure decommissioning obligations in connection with certain of our U.K. license agreements.

Under the Procurement Agreement, we agreed to:

•	reimburse the third party in the event that the letters of credit are drawn and the pledged cash must be paid to the letter of credit provider;
•

pay a quarterly fee computed at a rate of 9% per year on the outstanding amount of each letter of credit, along with an initial fee equal to 1% on the initial outstanding amount of each letter of credit;

•	pay a fee of 2% on the outstanding amount of each letter of credit upon termination; and
•	pay a fee of 0.65% per year on the aggregate balance of any outstanding letters of credit.

The Procurement Agreement contains customary representations, warranties and non-financial covenants.  EIC also issued warrants to purchase a total of 1,000,000 shares of its common stock at an exercise price of $7.31 per share to the investor.  The warrants expire on January 9, 2018 and are subject to customary anti-dilution provisions.

Concurrent with our entry into the Procurement Agreement, we terminated the IVRRH Reimbursement Agreement dated May 23, 2012, which secured letters of credit.  Upon termination of the IVRRH Reimbursement Agreement, we paid all outstanding and accrued fees totaling approximately $3.8 million.

Concurrent our entry into the Combined Procurement Agreement on January 24, 2014, the Procurement Agreement was terminated, and we paid all outstanding and accrued fees totaling approximately $0.2 million.

Reimbursement Agreements

During the second quarter of 2012, we entered into two reimbursement agreements related to abandonment liabilities for certain of our U.K. oil and gas properties.  Under these agreements, unaffiliated third parties pledged cash to secure letters of credit covering certain of our abandonment liabilities and we agreed to reimburse the pledged cash in the event that the letters of credit are drawn and pledged cash is utilized to satisfy the commitment.  We have no cash collateral associated with the reimbursement agreements and the commitments under the reimbursement agreements are not recorded as liabilities.  The associated abandonment obligations are recorded in other long-term liabilities as part of our asset retirement

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Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

obligations.  Fees and expenses related to the reimbursement agreements are included in other expenses on our Consolidated Statements of Operations.

The first reimbursement agreement covered approximately $33 million and was related to our decommissioning obligations at the IVRRH, Renee and Rubie (collectively “IVRRH”) fields where we are currently paying certain asset retirement costs.  In connection with this reimbursement agreement, we issued warrants to purchase two million shares of our common stock, with an exercise price of $10.50 per share, to the investors.  With the execution of the Procurement Agreement, on January 10, 2013, we terminated the IVRRH Reimbursement Agreement and paid all outstanding and accrued fees totaling approximately $3.8 million.

The second reimbursement agreement covered approximately $120 million related to our decommissioning obligations for the Alba field (the “Alba Reimbursement Agreement”) and matures on June 30, 2014.  We paid a fee of 13% per year, payable quarterly, computed based on the outstanding amount of each letter of credit.  Our obligations under the Alba Reimbursement Agreement were secured on a pari passu basis with our obligations under the Revolving Credit Facility by a first lien on substantially all of our assets.  As of December 31, 2014, we do not expect to begin decommissioning activities for the Alba field for many years.  The timing of decommissioning activities will be determined by the ultimate performance and life of the reservoir, which is not expected to occur until 2029 or later.

With the execution of the Combined Procurement Agreement, on January 24, 2014, we terminated the Alba Reimbursement and paid all outstanding and accrued fees totaling approximately $122.0 million.

Operating Leases

At  December 31, 2014, we have leases for office space and equipment with lease payments as follows:

2015	$319
2016	27
2017	—
2018	—
Thereafter	—

Note 21 – Subsequent Events

As a result of the recent decline in oil and gas prices and the implications on our liquidity and results of operations, EIC has had discussions with certain of its creditors and/or their advisors.  Following these discussions, on February 3, 2015, EIC filed a Notice of Adjournment of

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Confirmation Hearing with the Bankruptcy Court.  That notice discloses the delay of the Bankruptcy Court’s review and confirmation hearing regarding the RSA Plan.  A new date for the confirmation hearing has not yet been determined.  Subsequent to filing the Notice, EIC continued to have discussions with certain of its creditors and their advisors and the advisors to the Official Committee of Unsecured Creditors appointed by the Bankruptcy Court concerning the impact of such price declines on the RSA Plan and potential amendments thereto and to the RSA.

EIC has determined that as a result of this decline in commodity prices, the RSA Plan is not feasible and, accordingly, EIC will not continue to seek its confirmation.  See Note1 – General for additional information concerning the Bankruptcy Cases and potential defaults under the Amended Term Loan Facility and liquidity concerns.

Note 22 - Supplemental Oil and Gas Disclosures (Unaudited)

Capitalized Costs Relating to Oil and Gas Producing Activities
	2014	2013
Proved	$935,557	$1,043,927
Unproved	-	295,083
Total capitalized costs	935,557	1,339,010

Accumulated depreciation, depletion and amortization	(501,894)	(355,366)

Net capitalized costs	$433,663	$983,644

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities
	2014	2013	2012
Acquisition costs:
Proved	$—	$—	$143,004
Unproved	—	2,323	46,878
Exploration costs	18,976	39,202	46,730
Development costs	38,711	149,138	164,562
Total costs incurred	$57,687	$190,663	$401,174

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Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Results of Operations for Oil and Gas Producing Activities
	2014	2013	2012
Revenues	$309,303	$329,296	$207,181
Production expenses	82,504	98,045	51,568
DD&A	172,343	137,739	56,813
Impairment of oil and gas properties	405,159	—	—
Income tax expense (benefit)	(217,436)	57,977	61,256
Results of activities	$(133,267)	$35,535	$37,544

Oil and Gas Reserves

Proved reserves are estimated quantities of oil, gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.  The reserve volumes presented are estimates only and should not be construed as being exact quantities.  These reserves may or may not be recovered and may increase or decrease as a result of our future operations and changes in economic conditions.  Our oil and gas reserves were audited by independent reserve engineers at December 31, 2014,  2013 and 2012.

	2014	2013	2012
Proved Oil Reserves (mbbls):
Proved reserves at January 1,	12,340	13,733	4,060
Production	(2,564)	(3,017)	(1,994)
Purchases of reserves	—	—	11,071
Sales of reserves in place	—	—	—
Extensions and discoveries	—	—	1,992
Revisions of previous estimates	(3,813)	1,624	(1,396)
Proved reserves at December 31,	5,963	12,340	13,733
Proved Developed Reserves:	5,744	5,659	5,261

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

	2014	2013	2012
Proved Gas Reserves (mmcf):
Proved reserves at January 1,	55,398	56,901	50,723
Production	(6,253)	(1,194)	(91)
Purchases of reserves	—	—	1,409
Sales of reserves in place	—	—	—
Extensions and discoveries	—	—	473
Revisions of previous estimates	(24,962)	(309)	4,387
Proved reserves at December 31,	24,183	55,398	56,901
Proved Developed Gas Reserves:	24,183	18,384	3,147

	2014	2013	2012
Proved Reserves (mboe)(1):
Proved reserves at January 1,	21,573	23,217	12,514
Production	(3,606)	(3,216)	(2,009)
Extensions and discoveries	—	—	2,071
Purchase of proved reserves, in place	—	—	11,306
Sale of reserves	—	—	—
Revisions of previous estimates	(7,973)	1,572	(665)
Proved reserves at December 31,	9,994	21,573	23,217
Proved Developed Reserves:	9,775	8,723	5,785
(1)	Mboe is calculated as mbbls plus mmcf divided by 6.

Proved reserves decreased from 21.6 mmboe at December 31, 2013 to 10.0 mmboe at December 31, 2014.  Revisions of previous estimates were primarily due to:

•

The transfer of 3.8 mmboe of PUD reserves to probable undeveloped reserves.  The decision to transfer these PUD reserves was based on uncertainties that exist around the financing required to develop these PUD reserves in a reasonable amount of time due to our filing of Chapter 11 under the Bankruptcy Code as well as the anticipated breach of the leverage covenant under the Amended Term Loan Facility which are further discussed in Note 3 – Voluntary Reorganization under Chapter 11.

•

The transfer of all PUD reserves related to our Columbus field of 1.8 mmboe were reclassified to contingent resources as of December 31, 2014 as a final offtake solution has not been determined and a revised the field development plan has not yet been approved.

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Standardized Measure of Discounted Future Net Cash Flows

Future cash inflows and future production and development costs are determined by applying average 12-month pricing.  Oil, gas and condensate prices are escalated only for fixed and determinable amounts under provisions in some contracts.  Estimated future income taxes are computed using current statutory income tax rates where production occurs.  The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

At December 31, 2014 and 2013, the prices used to determine the estimates of future cash inflows were as follows:

	December 31,
	2014		2013
	Oil	Gas	Oil	Gas
	($/bbl)	($/mcf)	($/bbl)	($/mcf)
United Kingdom	98.72	8.10	104.45	10.38

Estimated future cash inflows are reduced by estimated future development, production, abandonment and dismantlement costs based on year-end cost levels, assuming continuation of existing economic conditions, and by estimated future income tax expense.  Income tax expense, both U.S. and foreign, is calculated by applying the existing statutory tax rates, including any known future changes, to the pretax net cash flows giving effect to any permanent differences and reduced by the applicable tax basis.  The effect of tax credits is considered in determining the income tax expense.

The standardized measure of discounted future net cash flows is not intended to present the fair market value of our oil and gas reserves.  An estimate of fair value would also take into account, among other things, the recovery of reserves in excess of proved reserves, anticipated future changes in prices and costs, an allowance for return on investment and the risks inherent in reserve estimates.

Endeavour Energy UK Limited

Notes to Consolidated Financial Statements

(Amounts in tables in thousands)

Standardized Measure of Discounted Future Net Cash Flows of Proved Reserves
	2014	2013
December 31,:
Future cash inflows	$778,119	$1,862,137
Future production costs	(282,945)	(571,347)
Future development costs	(357,373)	(593,958)
Future income tax expense	159,266	(133,495)

Future net cash flows (undiscounted)	297,067	563,337
Annual discount of 10% for estimated timing	(201,859)	43,152

Standardized measure of future net cash flows	$498,926	520,185

Principal Sources of Change in the Standardized Measure of Discounted Future Net Cash Flows
	2014	2013	2012
Standardized measure, beginning of period	$520,185	$498,978	$264,872
Net changes in prices and production costs	(137,124)	(33,792)	(33,520)
Future development costs incurred	88,117	140,436	172,462
Net changes in estimated future development costs	137,095	(132,092)	(193,359)
Revisions of previous quantity estimates	(390,832)	88,008	(56,525)
Extensions and discoveries	—	—	102,386
Accretion of discount	64,345	78,151	42,589
Changes in income taxes, net	152,102	104,891	(74,778)
Sale of oil and gas produced, net of production costs	(226,799)	(232,220)	(165,547)
Purchased reserves	—	—	457,033
Sales of reserves in place	—	(4,074)	(6,971)
Change in production, timing and other	291,837	11,899	(9,664)

Standardized measure, end of period	$498,926	$520,185	$498,978